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                                 EXHIBIT 99(b)


                    [THE PEOPLES BANK OF ELKTON LETTERHEAD]

                                                                   June __, 1997
Dear Shareholder:

     You are cordially invited to a Special Meeting of Shareholders (the "Meeting") of The Peoples Bank of Elkton ("PBE") to be held on July___, 1997, at _____ a.m., at the [Place].

     At the Meeting, holders of all outstanding shares of Common Stock, par value $10.00 per share (the "Shares"), of PBE will be asked to consider and vote upon a proposal to approve the merger (the "Merger") of PBE and a subsidiary of Fulton Financial Corporation ("FFC"), in accordance with the terms of the Affiliation and Merger Agreement dated March 18, 1997, as amended as of May 20, 1997, between PBE and FFC (the "Merger Agreement"). Following the Merger, the resulting bank will operate as a wholly-owned subsidiary of FFC under the name "The Peoples Bank of Elkton." Pursuant to the Merger Agreement, each Share outstanding at the effective date of the Merger will automatically be converted into the right to receive 4.158 shares of FFC's Common Stock, and cash will be paid in lieu of fractional shares. Consummation of the Merger is subject to certain conditions, including the approval of the Merger by various regulatory agencies and approval of the PBE shareholders as described below.

     The Board of Directors of PBE has unanimously approved and declared the Merger advisable and recommends that the shareholders of PBE vote in favor of the Merger Agreement.

     It is very important that your shares be represented at the Meeting, regardless of whether you plan to attend in person. The affirmative vote of two-thirds of the outstanding shares of PBE Common Stock will be required to approve the Merger Agreement. Consequently, your failure to vote would have the same effect as a vote against the Merger. You are therefore urged to execute and return the enclosed proxy card in the enclosed postage-paid envelope as soon as possible to ensure your shares will be voted at the Meeting.


                                 Sincerely yours,


                                 [Name]
                                 [Title]